News Release

Sun Life

Sun Life Reports Results of Conversion Privilege of Class A Non-Cumulative Rate Reset Preferred Shares Series 10R and Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR

TORONTO, ON – September 21, 2026 — Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("Sun Life") today announced that 1,400 of its 6,838,672 Class A Non-cumulative Rate Reset Preferred Shares Series 10R (the "Series 10R Shares") have been elected for conversion on September 30, 2026, on a one-for-one basis, into Class A Non-cumulative Floating Rate Preferred Shares Series 11QR (the "Series 11QR Shares"), and 621,829 of its 1,161,328 Series 11QR Shares have been elected for conversion on September 30, 2026 on a one-for-one basis into Series 10R Shares.

Since there would be less than 1,000,000 Series 11QR Shares outstanding on September 30, 2026, after taking into account all such election notices received by the September 16, 2026 deadline for conversion, (i) Sun Life will automatically convert all remaining Series 11QR Shares into Series 10R Shares, on a one-for-one basis, on September 30, 2026, and (ii) the holders of Series 10R Shares are not entitled to convert their Series 10R Shares into Series 11QR Shares.

Consequently, on September 30, 2026, Sun Life will have 8,000,000 Series 10R Shares issued and outstanding and nil Series 11QR Shares issued and outstanding. The Series 10R Shares are listed on the Toronto Stock Exchange under the symbol SLF.PR.H.

As announced by Sun Life on August 31, 2026, commencing as of September 30, 2026, holders of Series 10R Shares will be entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Sun Life and subject to the *Insurance Companies Act* (Canada). The dividend rate for the five-year period commencing on September 30, 2026 to but excluding September 30, 2031 will be 5.519% per annum or $0.344938 per share per quarter, being equal to the sum of the Government of Canada Yield, as defined in the terms of the Series 10R Shares, on Monday, August 31, 2026 plus 2.17%, as determined in accordance with the terms of the Series 10R Shares.

Subject to regulatory approval, Sun Life may redeem all or any part of the outstanding Series 10R Shares, at Sun Life's option, by the payment of an amount in cash for each share so redeemed of $25.00, together with all declared and unpaid dividends to the date fixed for redemption, on September 30, 2031 and on September 30 in every fifth year thereafter.

The Series 10R Shares and the Series 11QR Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2026, Sun Life had total assets under management of $1.70 trillion. For more information, please visit sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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To contact Sun Life media relations, please email *Media.Relations@sunlife.com*

To contact Sun Life investor relations, please email *Investor_Relations@sunlife.com*